

Mailstop 4628

January 13, 2017

Via E-mail
Mr. Andrew P. Swiger
Principal Financial Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

> **Re:** **Exxon Mobil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Response Letter Dated October 24, 2016**
> **File No. 1-02256**

Dear Mr. Swiger:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis

Critical Accounting Estimates, page 56

Impact of Oil and Gas Reserves, Prices and Margins on Testing for Impairment, page 57

1. As requested in prior comment two, tell us how the prices used in your 2015 asset assessment compared to the prices used in the most recent budgets or forecasts approved

Mr. Andrew P. Swiger
Exxon Mobil Corporation
January 13, 2017

by management. As part of your response, explain the time periods for which operating and capital budgets or forecasts are prepared.

Consolidated Financial Statements, page 62

Notes to Consolidated Financial Statements, page 68

Note 1 - Summary of Accounting Policies - Property, Plant and Equipment, page 69

2. Based on your response to prior comment three, we understand that the policy disclosure referred to in that comment addressed both actual depreciation methods used to determine amounts reflected in the historical financial statements included in your filing and potential depreciation methods that might be used in future periods under certain circumstances. If our understanding is not correct, please clarify for us. Otherwise, for the actual depreciation methods used to prepare your financial statements, revise the policy disclosure to provide a clearer, more detailed description of the actual depreciation methods used and the underlying circumstances. For the potential depreciation methods that might be used in future periods, describe to us the depreciation calculation that would be used under any such alternative methods. To the extent that any potential alternative methods are used in future periods, provide a clear, reasonably detailed description of the methods used and the underlying circumstances. See FASB ASC paragraph 235-10-50-3.

3. We note your response to prior comment four. As requested in that comment, expand your disclosure to clarify how you determine whether low prices or margins are temporary and to explain how you consider items such as the decrease in your standardized measure between December 31, 2014 and December 31, 2015 or the recurring quarterly losses reported in your U.S. upstream operations during 2015 and the first half of 2016 in assessing whether a triggering event has occurred.

Note 10 - Accounting for Suspended Exploratory Well Costs, page 77

4. We have read your response to prior comment five. Explain to us your basis for concluding that the existing sanctions impacting your Rosneft joint venture, and the related possibility that they may be lifted in the future, do not represent a "market condition" under FASB ASC paragraph 932-360-35-13a such that continued capitalization of the suspended well costs attributable to the joint venture is not appropriate.

Mr. Andrew P. Swiger
Exxon Mobil Corporation
January 13, 2017

You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources